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               [TOMBSTONE ADVERTISEMENT IN WALL STREET JOURNAL]



         This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Offer is made solely by the Offer to Purchase, dated October 4, 1999, and the related Letter of Transmittal and Option Exercise Form, and is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding Class A Shares or Class B Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of the jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Company by the Dealer Manager or one or more brokers or dealers licensed under the laws of the jurisdiction.

         OFFER BY OSHKOSH B'GOSH, INC. TO PURCHASE FOR CASH UP TO 4,500,000 SHARES OF ITS OUTSTANDING CLASS A COMMON STOCK AT A PRICE OF NOT GREATER THAN $21.00 NOR LESS THAN $18.50 PER SHARE AND UP TO 100,000 SHARES OF ITS OUTSTANDING CLASS B COMMON STOCK AT A PRICE OF NOT GREATER THAN $21.00 NOR LESS THAN $18.50 PER SHARE.

         OshKosh B'Gosh, Inc. is offering to purchase for cash up to 4,500,000 shares of its Class A Common Stock and up to 100,000 shares of its Class B Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase, to be dated October 4, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Option Exercise Form (which together constitute the "Offer"). The Company is inviting its shareholders to tender their Class A Shares and Class B Shares (collectively, the "Shares") at prices specified by each shareholder, not greater than $21.00 nor less than $18.50 per Share, upon the terms and subject to the conditions set forth in the Offer. Based upon the number of Shares tendered and the prices specified by tendering shareholders, the Company will select the lowest purchase price per Class A Share, not greater than $21.00 nor less than $18.50 per share (the Class A Purchase Price"), that the Company will pay for Class A Shares and that will enable it to purchase 4,500,000 Class A Shares (or any lower number of Class A Shares that are properly tendered and not withdrawn pursuant to the Offer), and the separate purchase price per Class B Share, not greater than $21.00 nor less than $18.50 per share (the Class B Purchase Price"), that the Company will pay for Class B Shares and that will enable it to purchase 100,000 Class B Shares (or any lower number of Class B Shares that are properly tendered and not withdrawn pursuant to the Offer). All Shares tendered at or below the Purchase Price for the applicable class will be purchased at the Purchase Price for that class, subject to the terms and conditions of the Offer, including the proration and "odd lot" provisions described therein. The Purchase Price for each class will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price for the applicable class and Shares not purchased because of proration will be returned. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. If the number of Shares of either class validly tendered at or below the Purchase Price for that class and not withdrawn prior to the Expiration Date (as defined below) (the



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"Eligible Shares") exceeds the number of Shares of that class to be purchased pursuant to the Offer, then the Company will select the Shares to be purchased from the Eligible Shares on a pro rata basis after purchase of all Shares from Odd Lot Holders (as defined below), subject to the provisions for conditional tenders described below.

         The Offer will expire at 12:00 midnight, Eastern Time, on Tuesday, November 2, 1999 (as may be extended in accordance with the terms of the Offer, the "Expiration Date"), unless the Company exercises its right, in its sole discretion, to extend the Offer at any time or from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase). The Company expressly reserves the right, in its sole discretion, to purchase up to an additional 2% of the outstanding Shares of either class pursuant to the Offer without the need to extend the Offer.

         Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date a greater number of Shares of either class is properly tendered, and not withdrawn, at prices at or below the Purchase Price of that class than will be accepted by the Company for purchase pursuant to the Offer, the Company will accept the Shares to be purchased in the following order of priority: (i) all Shares properly tendered at or below the Purchase Price for the applicable class and not withdrawn before the Expiration Date by any shareholder who holds fewer than 100 Class A Shares and/or fewer than 100 Class B Shares ("Odd Lot Holder"), and tenders all of those Shares and does not withdraw any those Shares, (ii) all Shares (a) conditionally tendered, for which the condition was satisfied, and (b) all other Shares unconditionally tendered, in each case at or below the Purchase Price for the applicable class and not withdrawn before the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares), and (iii) if necessary, Shares conditionally tendered by shareholders tendering all of their Shares of the applicable class, for which the condition was not satisfied, at prices at or below the Purchase Price for the applicable class, by random lot. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that Shares tendered may be withdrawn at any time after 40 business days from the commencement of the Offer unless previously accepted for payment by the Company as provided in the Offer to Purchase. To be effective, a written, telegraphic, telex, or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number and class of Shares to be withdrawn and the name of the registered holders of the Shares if different from the person who tendered the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, the withdrawal notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the class and serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account




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at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares.

         The Company is making the Offer (i) because its Board of Directors believes that the purchase of Shares pursuant to the Offer constitutes a prudent use of its financial resources, given its business profile, assets, and prospects and (ii) to afford those shareholders who desire liquidity an opportunity to sell all or a portion of their Shares without concern about the liquidity of trading in the market for the Shares and without the usual transaction costs associated with open market sales. This opportunity to sell Shares without paying any brokerage fee may be particularly valuable to smaller shareholders, for whom such fees may be relatively high. Odd Lot Holders who tender into the Offer will realize additional transactional savings by avoiding any applicable "odd lot" discount payable on a sale of Shares. If a shareholder is considering the sale of all or a portion of his or her Shares, the Offer also gives him or her the opportunity to determine the minimum price at which he or she is willing to sell his or her Shares. The Offer also gives the shareholder the opportunity to sell Shares at prices greater than the market price of the Shares prevailing before the Company announced the Offer. Shareholders who do not tender Shares or whose Shares are not purchased in the Offer will have a proportionate increase in their ownership interest in the Company.

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Class A Shares that are available to be publicly traded on the National Market of The Nasdaq Stock Market, Inc. ("Nasdaq"), and is likely to reduce the number of shareholders. Nonetheless, the Company anticipates that there will be enough shareholders and sufficient publicly available Class A Shares following the Offer to continue to provide a trading market for them. The Class B Shares are no longer listed with Nasdaq. The Company can make no assurances that sufficient publicly traded Shares will be available following the Offer to provide a reasonably liquid trading market. Also, the Company will probably have significantly greater indebtedness and a deficit in its retained earnings following consummation of the Offer, which could increase the volatility of the Company's earnings and adversely affect market prices of the Shares.

         Neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether or not to tender Shares. A shareholder must make his or her own decision whether to tender Shares of either class and, if so, how many Shares to tender and at what price or prices.

         The Company has been informed that some of its directors and officers, and some members of the Wyman and Hyde families described in the Offer to Purchase, currently intend to sell some of their Shares to unrelated persons in market transactions. The information required to be disclosed by Rule 13e-4(d)
(1) of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. Copies of the Offer to Purchase and Letter of Transmittal are being mailed commencing today to all holders of the Shares.


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The Offer is explained in detail in those materials. Shareholders are urged to carefully read those materials before making any decision with respect to the Offer. Additional copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent at the address and telephone number set forth below and will be furnished promptly at the Company's expense.

         Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank, or trust company for assistance concerning the Offer.

                     The Information Agent For The Offer Is:

                             D. F. KING & CO., INC.
                                 77 WATER STREET
                               NEW YORK, NY 10005

                     Banks and Brokerage Firms Call Collect:
                                 (212) 425-1685
                           All Others Call Toll Free:
                                 (888) 246-5358



                      The Dealer Manager For The Offer Is:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
                                 (212) 920-1000

October 4, 1999



THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, NOVEMBER 2, 1999,
UNLESS THE OFFER IS EXTENDED.




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